

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2022

Ricky Qizhi Wei
Chief Executive Officer
Dunxin Financial Holdings Limited
2 7th Floor, Lianfa International Building
128 Xudong Road, Wuchang District
Wuhan City, Hubei Province 430063
People's Republic of China

> **Re: Dunxin Financial Holdings Limited**
> **Amendment No. 1 to**
> **Registration Statement on Form F-3**
> **Filed June 23, 2022**
> **File No. 333-264179**

Dear Mr. Wei:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-3

Cover Page

1. Refer to your response to comment 3. Please revise your disclosure here and throughout to refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. For example, on your cover page you refer to "our operating entities in China." Similarly, revise throughout to remove disclosure stating that you or your investors may not have "direct" ownership of the VIE as this disclosure suggests a possibility of indirect ownership.

2.   Refer to your response to comments 4 and 9. Please clearly disclose on the cover page how you will refer to the holding company, the subsidiaries and the VIEs when providing disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Please also discuss how cash is transferred to and from each entity and include a cross-reference to the condensed consolidating schedule on pages 12 to 15.

About This Prospectus, page 2

3.   Please refer to the third bullet point, which includes a definition for China and the PRC. Please remove the exclusion of Hong Kong and Macau from the definition of China and the PRC.

Prospectus Summary
Recent Developments
Recent Regulatory Developments in China, page 7

4.   Refer to your response to comment 7. We note that you made the determination that you, your subsidiaries, and the VIE are not covered by permission requirements from the CSRC, the CAC or any other Chinese governmental agency by relying on the advice of counsel. Please identify counsel here and file counsel's consent as an exhibit to your registration statement. Similarly, file Hubei Weiside Law Firm's consent as an exhibit to your registration statement.

Holding Company Structure and Contractual Arrangements with the VIE, page 8

5.   Refer to your response to comment 8. Please revise the diagram of your corporate structure on page 11 to use dashed lines to show the VIE, and show any subsidiaries of the VIE.

PCAOB Inspection, page 8

6.   Refer to your response to comment 6. Please state that if your auditor cannot be inspected by the PCAOB for three consecutive years all trading of your securities may be prohibited, including over-the-counter trading. Also disclose that the Accelerating Holding Foreign Companies Accountable Act, if enacted, would decrease the number of non-inspection years from three years to two years.

Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams, Acting Legal Branch Chief, at 202-551-3217 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance